

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 18, 2010

via U.S. mail and facsimile

Paulo Penido Pinto Marques, CFO
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04.538-132, Sao Paulo - SP, Brazil

      RE: National Steel Company
              Form 20-F for the Fiscal Year Ended December 31, 2008
              Filed June 30, 2009
              File No. 1-14732

Dear Mr. Marques:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Terence O'Brien
                        Accounting Branch Chief